Contact

www.linkedin.com/in/jeff-smith-7938bb2a (LinkedIn)

Top Skills

B2B

New Business Development

Management

Languages

Spanish

Jeff Smith

I excel in environments where I can apply my experience to drive business growth and surpass organizational goals.

Greater Chicago Area

Experience

RMBR Bevs Inc.

Head of Sales / Logistics & Distribution Manager

February 2022 - Present (3 years 9 months)

Chicago, Illinois, United States

I manage customer and distributor procurement while overseeing both local and nationwide logistics. My role focuses on streamlining operations, fostering strong relationships with partners, and optimizing costs to drive efficiency and ensure a reliable supply chain from end to end.

RDX LLC - Expedited Division - Prana Transport

Senior Operations Manager

May 2018 - July 2019 (1 year 3 months)

Greater Chicago Area

K & L Logistics / One 8 Freight, LLC.

Director of Fleet Management

January 2017 - May 2018 (1 year 5 months)

El Paso, Texas

CDN Logistics, Inc.

2 years 8 months

Network Manager

July 2016 - December 2016 (6 months)

Northlake, IL

Overseeing, managing and optimizing all aspects of CDN's ever growing transportation network while working hand in hand with our sales staff, their customers and the needs of those customers.

Planning Manager

May 2016 - July 2016 (3 months)

Northlake, IL

Overseeing planning, dispatch, fleet management and customer management for a fleet of 100+ trucks.

Managing data communication between drivers and our safety department.

Managing and implementing driver requirements for CDN.

Capacity Utilization Planner
September 2015 - May 2016 (9 months)
Northlake, IL

Optimizing our asset capacity in the adhoc market to maximize profit for both company assets as well as owner operators.

Maintaining fleet, processing payroll and overseeing drivers; hours of service and utilizing those hours to yield high profit and mileage for the drivers and the company.

Maintaining and upgrading operational software and hardware for tracking, tracing and pricing.

Quoting customers for outbound or inbound shipments.

Fleet Manager
May 2014 - September 2015 (1 year 5 months)
Northlake, IL

Booking, scheduling, dispatching, tracking and tracing drivers on inbound and outbound shipments.

Posting and booking back hauls.

Maintaining carrier fleet, processing payroll, and overseeing drivers' hours of operations.

Facilitating repair process for breakdowns, setting up relays and relaying delays to customer and receiver.

Maintaining and upgrading operational software and hardware for tracking, tracing and pricing.

Berkshire Refrigerated Warehouse/BRW Logistics
Transportation Manager
October 2013 - May 2014 (8 months)

• Booking and scheduling outbound shipments from BRW Warehouses.

• Posting and booking back hauls for each truck we sent on a head haul.

• Maintaining carrier fleet, processing payroll, and overseeing drivers' hours of operations.

• Facilitating repair process for breakdowns and relaying delays to customer and receiver.

• Quoting customers for outbound or inbound shipments.

• Maintaining and upgrading operational software and hardware for tracking, tracing and pricing.

Brown Logistics

Sales Manager
March 2013 - October 2013 (8 months)

• Actively source and pursue new leads via inside sales calls and outside sales visits, the internet and trade shows.

• Renegotiate rates with inactive accounts, generate new accounts, and negotiate rates with active accounts.

• Schedule appointments with prospective clients for outside sales calls across the Midwest region and visit customers upon approved appointments.

• Book loads and negotiate favorable rates with carriers.

• Negotiate favorable rates for statics lanes for enterprises customers on a contractual basis.

FedEx Truckload Brokerage
Logistics Account Manager
August 2011 - March 2013 (1 year 8 months)
Chicago, Illinois

• Prospect and contacts new leads via outside sales visits, the internet and trade shows.

• Contact and renegotiate rates with existing non active accounts, create new accounts, and negotiates rates with active accounts.

• Schedule appointments with prospective clients for outside sales calls across the Midwest region and visit customers upon approved appointments.

• Negotiate rates with carriers as well as new customers.

• Negotiate rates for static lanes for customers on a contractual basis.

Cohesion Freight
Sales Executive
February 2011 - September 2011 (8 months)

• Prospect and contacts new leads via outside sales visits, the internet and trade shows.

• Contact and renegotiate rates with existing non active accounts, create new accounts, and negotiates rates with active accounts.

• Schedule appointments with prospective clients for outside sales calls across the Midwest region and visit customers upon approved appointments.

Tuning Factory Inc.
Owner
May 2006 - December 2010 (4 years 8 months)

- Co-Founder of company with a mission to sell higher end performance products with the best mechanical expertise to back the products sold and installed.
- Followed up calls on pre, mid and post production work done on customer vehicles.
- Compiled detailed scopes of work containing precise timelines with milestones for sales, market and labor growth throughout our existing and prospecting customer base.
- Successfully maintained a 70% or better fill ratio on customer satisfaction by cost, product availability and 88% for returning for more products and labor work.
- Assumed Operations Manager role in addition to Sales Manager after 1 year.
- Responsible for sourcing and implementing e-commerce sales system, package shipping and tracking navigation and overall functionality.
- Responsible for online forum marketing of the business, our online store as well as labor and custom manufacturing capabilities on a global level
- Was able to maintain near perfect client satisfaction with superior problem solving skills.
- Responsible for maintaining our relationships with Nismo USA(MI Division), TRD(MI Division), Car and Driver, EA Sports, and some various local race teams.

Daimler Chrysler
Calibration Engineer
January 2003 - May 2006 (3 years 5 months)

Vehicle Specialties, Incorporated
Import Sales
1999 - 2002 (3 years)

Education

Keller Graduate School of Management of DeVry University
· (January 2017 - May 2018)

DeVry University
Bachelor of Business Administration (B.B.A.), Global Supply Chain
Management · (2015 - 2017)

Kettering University

Bachelor of Engineering - BE, Engineering · (January 2003 - May 2005)

Moraine Valley Community College

A.A., Automotive, Business, Supply Chain Management · (1999 - 2000)

DePaul University

· (September 1997 - June 1999)